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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                   -----------
                               (Amendment No. 13)*

                          UNITED INDUSTRIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Stock,
   par value $1.00 per share                               910671-10-6
--------------------------------------------------------------------------------
(Title of class of securities)                            (CUSIP number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

                                   ----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 5 Pages

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

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
CUSIP No.                       910671-10-6                             13G                         Page 2 of 5
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------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAME OF REPORTING PERSONS:                  Estate of Bernard Fein


                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY):
------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                      (a) [_]
                                                                                                                      (b) [x]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ---------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                           1,108,451
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                           101,196
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                      1,108,451
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                      101,196

------------------------- ---------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              1,209,647
                          REPORTING PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                        [  ]
------------------------- ---------------------------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                    9.73%

------------------------- ---------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:*                  OO
------------------------- ---------------------------------------------------------------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
                  OFFICES

                  (a) and (b). This Statement on Schedule 13G (the "Schedule 13G") relates to the common stock, par value $1.00 per share (the "Common Stock"), of United Industrial Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 570 Lexington Avenue, New York, NY 10022.

ITEM 2.           NAME OF PERSON FILING

                  (a)      Name of Person Filing:

                           Estate of Bernard Fein

                  (b)      Address of Principal Business Office or, if None,
                           Residence:

                           c/o Elaine Fein, 80 Garden Road, Scarsdale, NY 10583.

                  (c), (d) and (e). For information with respect to citizenship of the filing person, title of class of securities and CUSIP number for the shares held by such person, see the cover page above.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
Act;

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) [ ] An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [ ] A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  Not applicable.

ITEM 4.           OWNERSHIP

                  (a) - (c). The response of the filing person to Items 5 through 11 of the cover sheet which relate to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference. The 101,196 shares as to which the filing person has shared voting and dispositive power are owned by The Fein Foundation, of which the deceased's spouse, who is also a preliminary executor of the filing person, is a trustee. The percentage ownership of the filing person is based upon 12,435,038 shares of Common Stock outstanding as of December 31, 2000 as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following |_|.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Other persons are known to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of such securities. No such person individually has such interest relating to more than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

                  Not applicable.


             [The remainder of this page intentionally left blank.]

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            ESTATE OF BERNARD FEIN



Dated: May 22, 2001         By:   /s/ Elaine Fein
                                  ---------------------------------------------
                                  Elaine Fein, as a Preliminary Executor


Dated: May 31, 2001         By:   Morgan Guaranty Trust Company of New York, as
                                  a Preliminary Executor


                                  By:  /s/ Mary C. Dickens
                                       ----------------------------------------
                                       Name:  Mary C. Dickens
                                       Title:  Vice President






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